FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, July 8, 2010

FAIRFAX SALUTES DAVID JOHNSTON’S APPOINTMENT
AS GOVERNOR GENERAL OF CANADA

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) congratulates David Johnston, who has served as a Director of Fairfax since 2007, on his appointment as the Governor General of Canada effective October 1, 2010.  That appointment will require David to step down from his other positions, including as a director of Fairfax.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “David has been an outstanding director and we will miss his integrity, wisdom and insight.  He is a great Canadian and a wonderful human being, and he will be a superb representative of Canada.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946